Exhibit (a)(5)(F)
IN THE CIRCUIT COURT OF KANWAHA COUNTY, WEST VIRGINIA
FILED
2010 MAR -3 PM 2:41
CATHY S. GATSON, CLERK
KANAWHA COUNTY CIRCUIT COURT
JOSH FURMAN, individually,
and on behalf of all others similarly situated,
          Plaintiff,

V.	CIVIL ACTION NO. 10-C-400 Webster
MARSHALL REYNOLDS, JOHN COOPER,
PHILIP CLINE, DANIEL HARRINGTON,
DOUGLAS REYNOLDS, NEAL SCAGGS,
A. MICHAEL PERRY, THOMAS WRIGHT,
PHILLIP SHELL, LOUIS AKERS, KIRBY TAYLOR,
PORTEC RAIL PRODUCTS, INC., L. B. FOSTER COMPANY,
and FOSTER THOMAS COMPANY,
          Defendants.
CLASS ACTION COMPLAINT
     Plaintiff Josh Furman, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:
     1. Plaintiff brings this action on behalf of the public stockholders of Portec Rail Products, Inc. (“Portec” or the “Company”) against Defendants, Portec and its Board of Directors seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising out a proposed transaction in which Defendants L. B. Foster Company and Foster Thomas Company (collectively “L. B. Foster”) seek to acquire all the outstanding shares of the Company through a cash tender offer by means of an unfair process and for an unfair price of $11.71 for each share of Portec common stock (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $112 million.

JURISDICTION AND VENUE
     2. Jurisdiction and venue of this action are proper with this Court because Portec is a corporation organized and existing under the laws of the State of West Virginia with its principal corporate offices in the Commonwealth of Pennsylvania, with no office or place of business in this State, and this Court is the circuit court of the county in which the seat of state government is located, where the cause of action grows out of the rights of stockholders with respect to corporate management.
PARTIES
     3. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Portec.
     4. Portec is a corporation organized and existing under the laws of the State of West Virginia. It maintains its principal corporate offices at 900 Old Freeport Road, Pittsburgh, Pennsylvania 15238, and engages in the manufacture, supply, and distribution of various rail products in the United States and internationally.
     5. Defendant Marshall Reynolds (“M. Reynolds”) has been the Chairman of the Board of the Company since 1997.
     6. Defendant John Cooper (“Cooper”) has been the Vice Chairman of the Board of the Company since 2006.
     7. Defendant Philip Cline (“Cline”) has been a director of the Company since 1998.
     8. Defendant Daniel Harrington (“Harrington”) has been a director of the Company since 1998.

     9.   Defendant Douglas Reynolds (“D. Reynolds”) has been a director of the Company since 1998.
     10. Defendant Neal Scaggs (“Scaggs”) has been a director of the Company since 1998.
     11. Defendant A. Michael Perry (“Perry”) has been a director of the Company since 2004.
     12. Defendant Thomas Wright (“Wright”) has been a director of the Company since 2004.
     13. Defendant Phillip Shell (“Shell”) has been a director of the Company since 2005.
     14. Defendant Louis Akers (“Akers”) has been a director of the Company since 2008.
     15. Defendant Kirby Taylor (“Taylor”) has been a director of the Company since 1997.
     16. Defendants referenced in ¶¶ 4 through 14 are collectively referred to as Individual Defendants and/or the Portec Board. The Individual Defendants as officers and/or directors of Portec, have a fiduciary relationship with Plaintiff and other public shareholders of Portec and owe them the highest obligations of good faith, fair dealing, loyalty and due care.
     17. Defendant L. B. Foster Company is a Pennsylvania corporation with its headquarters located in Pennsylvania that engages in the manufacture, fabrication, and distribution of products and services for the rail, construction, energy, and utility markets in the United States.
     18. Defendant Foster Thomas Company is a West Virginia corporation wholly owned by L. B. Foster Company that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     19. As provided by Article 8 of the West Virginia Business Corporation Act (effective in October 1, 2002) by reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Portec and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.
     20. Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Directors and/or officers may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (c) contractually prohibits them from complying with their fiduciary duties;
          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          (e) will provide the Directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

     21. In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of Portec, are obligated to refrain from:
          (a) participating in any transaction where the directors or officers’ loyalties are divided;
          (b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     22. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiff and other public shareholders of Portec, or are aiding and abetting others in violating those duties.
     23. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.
CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION
     24. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.
     25. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit L. B. Foster to attempt to eliminate the public shareholders’ equity interest in Portec pursuant to a defective sales process, and (ii) permit L. B. Foster to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.
     26. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.
CLASS ACTION ALLEGATIONS
     27. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Portec common stock and their successors in interest, except Defendants and their affiliates (the “Class”).
     28. This action is properly maintainable as a class action for the following reasons:

          (a) the Class is so numerous that joinder of all members is impracticable. As of February 22, 2010, Portec has approximately 9.60 million shares outstanding.
          (b) questions of law and fact are common to the Class, including, inter alia, the following:
(i)	Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

(ii)	Are the Individual Defendants, in connection with the Proposed Transaction of Portec by L. B. Foster, pursuing a course of conduct that does not maximize Portec’s value in violation of their fiduciary duties;

(iii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iv)	Have Portec and L. B. Foster aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.
          (c) Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.
          (d) Plaintiff’s claims are typical of those of the other members of the Class.
          (e) Plaintiff has no interests that are adverse to the Class.

          (f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.
          (g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect then- interests.
SUBSTANTIVE ALLEGATIONS
     29. The rail products market in which Portec operates is poised for substantial growth. On April 16, 2009, President Obama called for spending at least $13 billion to launch a “new era” of high-speed passenger rail transportation. As stated in a Wall Street Journal article, http://online.wsj.com/article/SB123989461947625407.html?mod=djempersonal. this will provide “a potentially rich new market for rail equipment makers.” Besides allocating $8 billion in stimulus funds for high-speed rail, Mr. Obama said he would seek to budget $5 billion more over the next five years. As described in the Wall Street Journal article,
Analyst Jim Lucas of Janney Montgomery Scott said higher U.S. spending on passenger rail could benefit a wide range of U.S. companies. Among them: Harsco Corp., which makes rail right-of-way equipment; Portec Rail Products Inc., which makes rail spikes and joints; and Wabtec Corp., which makes passenger-train locomotives and other transit-related parts.
     30. On November 16, 2009, Forbes magazine listed the Company as one of the 200 Best Small Companies. In the press release announcing the achievement, Richard Jarosinski, the Company’s President and Chief Executive Officer, commented on the Company’s current success and how the Company is well positioned to achieve even higher levels of operating performance when favorable economic conditions return to the rail industry:
PITTSBURGH, Nov. 16 /PRNewswire-FirstCall/ — Portec Rail Products, Inc. (Nasdaq: PRPX) was recently named to the Forbes magazine listing of the 200 Best Small Companies. Forbes states that candidates must have annual revenue between $5 million and $750 million, be publicly-traded for at least one year and have a stock price no lower than $5. Rankings are based on earnings growth, sales growth and return on equity in the past 12 months and over the last five years.
Mr. Richard Jarosinski, President and Chief Executive Officer, stated, “We are pleased to once again be part of this list of exceptional performers, especially in what continues to be a very challenging economic climate for our industry. We believe that the overall diversification in our markets and product groups as well as providing quality products and solutions have been keys to our success. Our dedication to developing and applying new technology and innovation to the offerings that we provide the rail industry is driving the results that allow this type of recognition. Our friction management product group, and in particular our Total Friction Management(TM) program, which offers multiple operational savings for both heavy-haul freight and passenger service, are examples of the new technology and innovation that we are providing to increase asset life, operating ratio and bottom-line performance for our customers. Friction management continues to grow despite the economic downturn, and our efforts have resulted in a second North American Class 1 customer making a major expansion in the use of our top of rail friction control solutions. Additionally, our wayside data management and health monitoring products provided by Salient Systems, which are improving customer metrics such as train velocity, asset life and safety are further examples of our commitment to technology and innovation. We believe that our commitment to the development of multiple solutions for the success of the rail industry will position Portec Rail to achieve higher levels of operating performance when favorable economic conditions return to our industry.”
     31. On January 11, 2010, the Company announced that it entered into a significant contract with China that expands its presence in the Chinese rail market. As stated in the press release announcing the contract:
Portec Rail Products, Inc. Announces Significant Breakthrough in China for Strategic Product Groups

PITTSBURGH, Jan 11, 2010 (GlobeNewswire via COMTEX) — Portec Rail Products, Inc. (Nasdaq:PRPX) today announced that it has increased its expansion into China, as the company recently received new customer orders for its Fault Detection and Friction Management product groups from China. Portec Rail has had a steadily-growing presence in China for its Friction Management products, and has now penetrated the Chinese market with its Fault Detection product group.
     32. As further stated in the press release, the Chinese market provides tremendous growth opportunity for Portec, as China has recently announced that it will be spending $120.6 billion in rail expansion efforts this year.
Portec Rail is a leader in the North American heavy-haul rail freight markets for friction management with its Total Friction Management(TM) program and Salient Systems’ Class I dominance in Wheel Impact Load Detector (WILD) systems. The company is focused on matching this expertise to the Chinese market, which provides tremendous growth opportunity for Portec Rail.
* * *
Mr. Richard Jarosinski, President and Chief Executive Officer, stated, “These orders for a variety of our products reflect the success of our efforts to enter the expanding Chinese rail infrastructure system. Our dedicated employees, along with our sales agents in China, have worked diligently to understand this unique customer base of our Chinese business partners. We have focused our efforts on participating in key industry forums and in-country tradeshows and in the publication of research papers and promotion of customer visits to North America. All of these activities have resulted in significant progress towards making Portec Rail Products, Inc. a meaningful brand name in the Chinese rail system marketplace, which we hope will continue to grow in stature as our products and services become more widely used.” Mr. Jarosinski continued, “The Chinese rail service market offers significant growth potential in both heavy-haul freight and passenger service. It has been recently announced that the Chinese will be spending a new record of $120.6 billion in rail expansion efforts this year. It also has been reported that the period from 2010 to 2012 will be a key period for the rail modernization effort in China according to the Ministry of Railways. Rail transportation investment includes major capacity expansions for some of the country’s existing coal railways as well as the planned construction of several new coal railways by companies such as Shenhua Energy Company Limited. In addition, major expansion is also set for high speed passenger rail service lines. Our growth in China’s rail industry should position us well as China continues to expand and modernize its railways. We are focused and dedicated to increasing the use of both our friction management and wayside data collection systems in China and other key international markets.”
     33. Despite its promise and poise for growth, the Company agreed to enter into the Proposed Transaction. In a press release dated February 17, 2010, the Company announced that it had entered into a merger agreement with L. B. Foster, stating:
PITTSBURGH, PA, -February 17, 2010 - L. B. Foster Company (“L. B. Foster”, NASDAQ: FSTR) and Portec Rail Products, Inc. (“Portec”, NASDAQ: PRPX), both headquartered in Pittsburgh, PA, today jointly announced the signing of an Agreement and Plan of Merger (“Merger Agreement”), under which L. B. Foster will make, through its wholly owned acquisition subsidiary, a cash tender offer to acquire all of Portec’s outstanding shares of common stock for $11.71 per share.
     34. The Proposed Transaction price is a mere 4% premium over the price the Company’s shares traded at the day before the announcement of the Proposed Transaction. This is a paltry amount to offer for the entire equity stake of any company, but is doubly offensive because it fails to account for Portec’s burgeoning prospects.
     35. Given the Company’s recent performance and future prospects, the consideration shareholders are to receive is inadequate. Further, at least one Wall Street analyst had a price target of $12.00 per share before the Proposed Transaction was announced. Accordingly, L. B. Foster is picking up Portec at the most opportune time, at a time when Portec is poised for growth and its stock price is trading at a huge discount to its intrinsic value.
     36. In addition, of February 17, 2010, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”). As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait d’accompli and ensure that no competing offers will emerge for the Company.
     37. By way of example, §5.3 of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by L. B. Foster. Despite the fact that they have locked up the Company and bound it to not solicit alternative bids, the Merger Agreement provides other ways that guarantee the only suitor will be L. B. Foster.
     38. Pursuant to §5.3 of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify L. B. Foster of the bidder’s offer. Thereafter, pursuant to section §8.1(g) of the Merger Agreement, should the Board determine that the unsolicited offer is superior, L. B. Foster is granted five days to amend the terms of the Merger Agreement to make a counter-offer that only needs to be at least as favorable to the Company’s shareholders as the unsolicited offer. L. B. Foster is able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer.
     39. In other words, the Merger Agreement gives L. B. Foster access to any rival bidder’s information and allows L. B. Foster a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse for L. B. Foster, because the Merger Agreement unfairly assures that any “auction” will favor L. B. Foster and piggy-back upon the due diligence of the foreclosed second bidder.
     40. In addition, should the other bidder come unsolicited and overcome the “last look,” the Merger Agreement provides that a termination fee of $3,373,000 must be paid to L. B. Foster by Portec if the Company decides to pursue said other offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.
     41. Finally, L. B. Foster is also the beneficiary of a “Top-Up” provision that ensures that L. B. Foster gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if L. B. Foster receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event L. B. Foster fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants L. B. Foster an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger. The “Top-Up” provision essentially renders the tender offer a fait accompli and eliminates the possibility that any alternate bidder can mount a serious challenge to L. B. Foster’s first-in position.
     42. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions, coupled with the “Top-Up” provision, also foreclose any likely alternate bidder from providing the needed market check of L. B. Foster’s inadequate offer price.
     43. In connection with the Proposed Transaction, certain members of Portec’s directors and executive officers, who collectively own approximately 30.47% of Portec’s common stock, have entered into voting agreements to vote in favor of the Proposed Transaction with L. B. Foster. Accordingly, 30.47% of Portec’s common stock is already “locked up” in favor of the Proposed Transaction.
44.	Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.
CLAIM FOR RELIEF
COUNT I
Breach of Fiduciary Duty — Failure to Maximize Shareholder Value
(Against All Individual Defendants)
     45. Plaintiff repeats all previous allegations as if set forth in full herein.
     46. As Directors of Portec, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Portec’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.
     47. As discussed herein, the Individual Defendants have breached their fiduciary duties to Portec shareholders by failing to engage in an honest and fair sale process.
     48. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Portec’s assets and will be prevented from benefiting from a value-maximizing transaction.
     49. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

     50. Plaintiff and the Class have no adequate remedy at law.
COUNT II
Aiding and Abetting
(Against Portec and L. B. Foster)
     51. Plaintiff repeats all previous allegations as if set forth in full herein.
     52. As alleged in more detail above, Portec and L. B. Foster are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendants Portec and L. B. Foster aided and abetted the Individual Defendants’ breaches of fiduciary duties.
     53. As a result, Plaintiff and the Class members are being harmed.
     54. Plaintiff and the Class have no adequate remedy at law.
     WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:
          (A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;
          (B) enjoining, preliminarily and permanently, the Proposed Transaction;
          (C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;
          (D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

          (E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and
          (F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.
PLAINTIFF JOSH FURMAN REQUESTS A TRIAL BY JURY.
JOSH FURMAN
By Counsel

/s/ Jeffrey V. Mehalic
Jeffrey V. Mehalic (WV State Bar No. 2519)
LAW OFFICES OF JEFFREY V. MEHALIC
2011 Quarrier Street
P.O. Box 11133
Charleston, WV 25339-1133
Tel: (304) 346-3462
Fax: (304) 346-3469

Eduard Korsinsky
Eric M. Andersen
LEVI & KORSINSKY, LLP
30 Broad Street, 15th Floor
New York, New York 10004
Tel: (212) 363-7500
Fax: (212) 363-7171